UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2023

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 15, 2023, OKYO Pharma LTD (the “Company”) issued this 6K announcing that, Change of Record Time and Last Day of Dealings, previously announced a date of 12 May 2023 on which the cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the FCA’s Official List and trading on the main market for listed securities of the LSE (“Main Market”) (“Delisting”) were to occur. The Delisting will now take place on Monday, 22 May 2023 to facilitate late transfers of certificated positions into CREST ahead of the Delisting, a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: May 15, 2023	By:	/s/ Keeren Shah
	Name:	Keeren Shah
	Title:	Chief Financial Officer

3

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Announcement, dated May 15, 2023

4